Exhibit 3

SUPPORT AGREEMENT

WHEREAS, this support agreement is made and entered into as of June 28, 2016 (the “Agreement Date”) by and among: (a) Kejriwal Group International, an Indian corporation (“KGI”); and (b) each of the other signatories hereto (each, a “Supporting Party” and collectively, the “Supporting Parties”), whether as an original signatory or by executing a joinder agreement in the form of Schedule “A” (a “Joinder Agreement”), being a holder (a “Noteholder”) of the 11.00% PIK Toggle Senior Secured Notes due October 2017 with an aggregate principal amount outstanding of US$260.5 million as of the date hereof (the “Notes”), issued and certified, or deemed to be issued and certified, by Catalyst Paper Corporation (“CPC”) pursuant to the Indenture (as defined herein), and, as applicable, also being a holder (a “Shareholder”) of common shares of the authorized share capital of CPC (the “Shares”).

WHEREAS, KGI and the Supporting Parties have agreed upon certain aspects of the terms of a series of transactions involving the acquisition of equity and exchange of certain debt of CPC (collectively, the “Transaction”) whereby it is contemplated that, among other things, (a) the Notes would be exchanged for an interest in the New Term Loan (as defined herein); and (b) KGI would acquire all of the outstanding common shares of CPC held by Shareholders other than the Supporting Parties and CPC’s board of directors (the “Existing CPC Board”) and management, all as more fully defined and described herein, with the Transaction to be implemented pursuant to a statutory plan of arrangement pursued through proceedings (the “CBCA Proceedings”) under the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”) or as otherwise contemplated herein.

NOW, THEREFORE, in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

1.	PREAMBLE AND DEFINED TERMS

The preamble forms part of this Agreement. Capitalized terms used but not otherwise defined in this Agreement have the meanings ascribed thereto on Schedule “B”. KGI and the Supporting Parties are collectively referred to as the “Parties” and each (including each Supporting Party, individually) is a “Party”. This agreement and all schedules to this agreement are collectively referred to herein as this “Agreement”.

2.	TRANSACTION

2.1	Indicative Terms of the Transaction

The indicative terms of the Transaction as agreed among the Parties are set forth in this Agreement. Each of KGI and the Supporting Parties agree to use commercially reasonable efforts to cause CPC to pursue the completion of the Transaction, which shall be approved and implemented through a plan of arrangement, in form and substance acceptable to KGI and the Supporting Parties, each acting reasonably, filed pursuant to the CBCA, and approved and sanctioned by the Court pursuant to the Final Order.

KGI and the Supporting Parties agree that the Plan shall provide that, on the Closing Date:

(a)	the Notes, including any Accrued Interest thereon, shall be exchanged for equal interests in the principal of the New Term Loan;

(b)	the Shares held by Shareholders other than the Supporting Parties, the Existing CPC Board and CPC’s management (the “Cashed Out Shareholders”) shall be acquired from the Cashed Out Shareholders in exchange for immediately available cash consideration of C$6.00 per share;

(c)	the Shares held by CPC’s management shall be treated pursuant to the incentive plan described in Section 2.4;

(d)	the Shares held by the Supporting Parties and the Existing CPC Board, shall be exchanged for interests in the Junior Last Out Convertible Term Loan in the manner provided for herein;

(e)	the maximum aggregate amount of cash that will be paid on the Closing Date in connection with the purchase of the Shares held by the Cashed Out Shareholders shall be C$18.0 million;

(f)	each Supporting Party which has voted the entirety of the interests held by such Supporting Party in favor of the Transaction by the last date on which such interests are entitled to vote pursuant to the Plan, shall be paid a fee of 1% of its respective face amount of principal in the New Term Loan, in immediately available cash payable on the Closing Date (the “Take-Up Fee”); and

(g)	KGI shall have an irrevocable obligation to satisfy the KGI Funding Commitment.

2.2	Treatment of Other Indebtedness of CPC

With respect to the other indebtedness of CPC (aside from the Notes), KGI and the Supporting Parties agree that it is their intention that on the Closing Date:

(a)	the revolving asset-based loan facility due July 2017, which: (i) has a maximum amount of credit available thereunder of C$250.0 million; and (ii) is secured by a first lien on the working capital assets of CPC (the “ABL Credit Facility”), shall either: (A) remain in place with its maturity extended to four and a half (4.5) years from the Closing Date, with (I) KGI having the right to seek a longer maturity period and (II) CPC having the right to seek an increase in the credit available thereunder to (x) C$300.0 million or (y) C$300.0 million plus, if CPC’s twelve (12) month trailing EBITDA is in excess of its adjusted EBITDA, an amount not to exceed 1.5 times any such excess, subject in each case to the borrowing base provisions of the ABL Credit Facility (the “ABL Maximum Amount”) or (B) be refinanced on terms and conditions acceptable to KGI acting reasonably with a maturity date four and a half (4.5) years from the Closing Date, with KGI having the right to seek a longer maturity period, in a dollar amount no greater than the ABL Maximum Amount, and on terms no more materially restrictive than the ABL Credit Facility;

(b)	the term loan due July 2017, which: (i) has an aggregate principal amount outstanding of approximately C$16.5 million as of the date hereof; and (ii) is secured by a first-ranking charge on substantially all of the fixed assets and real property of CPC and a second-ranking charge on the working capital assets of CPC (the “Senior Secured Term Loan”), shall either: (A) remain in place with its maturity extended to four and a half (4.5) years from the Closing Date; or (B) be refinanced on terms and conditions acceptable to KGI acting reasonably and in a dollar amount no greater than C$16.5 million and on terms no more materially restrictive than the Senior Secured Term Loan; and

(c)	trade and other obligations of CPC shall remain unaffected by the Transaction.

2.3	KGI’s Due Diligence Review

The Transaction is subject to KGI’s satisfaction (which satisfaction or dissatisfaction shall be the subject of a written notice provided by KGI to the Supporting Parties on or prior to the Due Diligence Outside Date), in its sole discretion, with its due diligence review of the assets, affairs and condition of CPC and KGI and the Supporting Parties agree to use commercially reasonable efforts to cause CPC to provide KGI and its Representatives with free and unrestricted access to the books, records, personnel and premises of CPC (including, with respect to books and records, through a virtual data room), in order to conduct its legal, operational and financial review. For greater certainty, the review of KGI and its Representatives will include a review of, among other things, CPC’s: (a) litigation, including any First Nations’ litigation; (b) employee, pension and other post-employment benefit obligations; and (c) carry-forward tax attributes. The Parties agree that KGI’s due diligence review period will commence upon the earlier to occur of (i) the execution of the CPC Arrangement Agreement or (ii) the date that CPC provides KGI and its Representatives with free and unrestricted access to CPC’s diligence materials and conclude no later than seventy-five (75) days following such earlier date (the “Due Diligence Outside Date”).

2.4	Governance and Management of CPC

KGI and the Supporting Parties agree that, following the Transaction, CPC shall be a privately-held company with a board of directors (the “New CPC Board”) comprised of at least five (5) directors. The particulars of the governance model of CPC are to be reasonably determined by KGI, in each case, subject to Legal Requirements, provided, however, that, notwithstanding anything to the contrary herein or otherwise, in no event shall any organizational, constitutive or other governance documents of CPC (as amended, supplemented or otherwise modified from time to time) contravene, eliminate, supersede, rescind, diminish, impair, lessen, reduce or otherwise affect in any way any minority shareholder or other similar right of holders of the Converted Shares contemplated in Section f(iii) of Schedule “D” hereto. With respect to the ongoing composition of the New CPC Board:

(a)	For so long as the Supporting Parties continue to hold not less than 50% of the aggregate principal amount of the New Loans immediately following the Closing Date, 20% of the New CPC Board (rounding up to the nearest whole number) shall be comprised of independent directors acceptable to the Supporting Parties, and one (1) such director shall chair the audit committee; or

(b)	For so long as the Supporting Parties continue to hold not less than 7.5% of the aggregate principal amount of the New Term Loans immediately following the Closing Date, 10% of the New CPC Board (rounding up to the nearest whole number) shall be comprised of independent directors acceptable to the Supporting Parties, and one (1) such director shall chair the audit committee.

KGI and the Supporting Parties agree that the management of CPC shall receive a new incentive plan for a percentage of the fully diluted equity of CPC to be determined by KGI, in its sole discretion, a portion of which may be in consideration of the Shares held by CPC’s management immediately prior to Closing Date. The leadership structure of CPC shall also be determined by KGI, in its sole discretion, but, subject in all cases to Legal Requirements.

3.	REPRESENTATIONS AND WARRANTIES OF THE SUPPORTING PARTIES

Each Supporting Party hereby represents and warrants to KGI (and acknowledges that KGI is relying upon such representations and warranties) that, as of the Agreement Date (or in the case of a Joinder Agreement, the date of such Joinder Agreement):

3.1	It:

(a)	(i) either is the sole legal and beneficial owner of the principal amount of Notes set forth on its signature page hereto (or its signature page to its Joinder Agreement, as applicable) or has the investment and voting discretion with respect to the principal amount of Notes therein indicated as of such date (such principal amount of Notes being the “Relevant Notes”; the Relevant Notes together with all Claims held by such Supporting Party in respect of the Relevant Notes, including the Accrued Interest and any other amount that such Supporting Party is entitled to claim pursuant to the Relevant Notes, being its “Debt”); and (ii) has the power and authority to bind the beneficial owner(s) of such Notes to the terms of this Agreement with respect to the interests of such beneficial owner(s) in such Notes; and

(b)	if applicable, (i) either is the sole legal and beneficial owner of the number of Shares indicated on its signature page hereto (or its signature page to its Joinder Agreement, as applicable) or has the investment and voting discretion with respect to the number of Shares therein indicated as of such date (such number of Shares disclosed on the signature pages hereto as of such date, together with the Relevant Notes, the “Relevant Securities”); and (ii) has the power and authority to bind the beneficial owner(s) of such Shares to the terms of this Agreement with respect to the interests of such beneficial owner(s) in such Shares.

3.2	It has the sole authority to vote or direct the voting of its Debt and Shares, as applicable.

3.3	To the best of its knowledge, after due inquiry, there is no proceeding, claim or investigation pending before any court, regulatory body, tribunal, agency, government or legislative body, or threatened in writing against it or any of its properties that, individually or in the aggregate, would reasonably be expected to impair such Supporting Party’s ability to execute and deliver this Agreement and to comply with its terms.

3.4	The Debt and Shares, as applicable, held by such Supporting Party are not subject to any liens, charges, encumbrances, obligations or other restrictions or rights of others that would reasonably be expected to adversely affect its ability to perform its obligations under this Agreement in any material respect.

3.5	Each Supporting Party has not deposited any of its Relevant Securities into a voting trust, or granted (or permitted to be granted) any proxy or power-of-attorney or attorney-in- fact, or entered into a voting agreement, understanding or arrangement, or granted (or permitted to be granted) any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a voting trust or other agreement, with respect to the voting of its Relevant Securities, where such trust, grant, agreement, understanding or arrangement, right or privilege would restrict the ability of such Supporting Party to comply with its obligations under this Agreement affecting the Relevant Securities or the ability of any holder thereof to exercise ownership rights with respect thereto.

3.6	It (a) is a sophisticated party with sufficient knowledge and experience to properly evaluate the terms and conditions of this Agreement; (b) has conducted its own analysis and made its own decision, in the exercise of its independent judgment, to enter into this Agreement; (c) has obtained such independent advice in this regard as it deemed appropriate; and (d) has not relied on the analysis or the decision of any Person other than its own members, employees, representatives or independent advisors.

3.7	Where such Supporting Party is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and the execution, delivery and performance by such Supporting Party of its obligations under this Agreement:

(a)	are within its corporate, partnership, limited partnership or similar power, as applicable;

(b)	have been duly authorized by all necessary corporate, partnership, limited partnership or similar action, as applicable, including all necessary consents of the holders of its equity or other participating interests where required; and

(c)	do not: (i) contravene its certificate of incorporation, articles, by-laws, partnership or membership agreement, limited partnership agreement or other constitutive documents, as applicable; (ii) violate any Law applicable to it or any of its assets; or (iii) conflict with or result in the breach of, or constitute a default under, or require a consent under, any contract material to such Supporting Party (except in respect of matters listed on Schedule “E” hereto, for which approvals and consents will be sought).

3.8	This Agreement constitutes a legal, valid and binding obligation of such Supporting Party enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally or by general principles of equity, whether asserted in a proceeding in equity or at law.

3.9	It is resident in the jurisdiction indicated on its signature page to this Agreement.

4.	REPRESENTATIONS AND WARRANTIES OF KGI

KGI hereby represents and warrants to each Supporting Party (and acknowledges that each Supporting Party is relying upon such representations and warranties) that, as of the Agreement Date:

4.1	It is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and the execution, delivery and performance by KGI of its obligations under this Agreement:

(a)	are within its corporate power;

(b)	have been duly authorized by all necessary corporate action, including all necessary consents of the holders of its equity or other participating interests where required; and

(c)	do not: (i) contravene its certificate of incorporation, articles, by-laws or other constitutive documents; (ii) violate any Law applicable to it or any of its subsidiaries, properties or assets; or (iii) conflict with or result in the breach of, or constitute a default under, or require a consent under, any contract material to KGI (except in respect of matters listed on Schedule “E” hereto, for which approvals and consents will be sought).

4.2	This Agreement constitutes a valid and binding obligation of KGI enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally or by general principles of equity, whether asserted in a proceeding in equity or at law.

4.3	KGI has provided to the Supporting Parties evidence that with respect to the KGI Funding Commitment, KGI shall have sufficient immediately available cash on hand to satisfy the same on the dates and times contemplated herein, and such evidence provided by KGI is true, accurate and complete in all respects.

4.4	To the best of its knowledge, there is no proceeding, claim or investigation pending before any court, regulatory body, tribunal, agency, government or legislative body, or threatened in writing against it or any of its properties that, individually or in the aggregate, would reasonably be expected to impair KGI’s ability to execute and deliver this Agreement and to comply with its terms.

4.5	It (a) is a sophisticated party with sufficient knowledge and experience to properly evaluate the terms and conditions of this Agreement; (b) is either (A) a qualified institutional buyer as defined in Rule 144A under the Securities Act, or (B) an institutional accredited investor (as defined in Rule 501(a)(l), (2), (3), or (7) under the Securities Act), and it is an “accredited investor” as defined in National Instrument 45- 106 of the Canadian Securities Authorities; (c) has conducted its own analysis and made its own decision, in the exercise of its independent judgment, to enter into this Agreement and (d) has obtained such independent advice in this regard as it deemed appropriate.

4.6	It is resident in the jurisdiction indicated on its signature page to this Agreement.

4.7	Neither KGI nor, to the knowledge of KGI, any of KGI’s directors, officers, employees, agents or any other Person acting on its behalf, directly or indirectly, has, at any time taken any action that would reasonably be expected to result in a violation in any material respect by such Person of the Foreign Corrupt Practices Act (15 U.S.C. §§ 78m(b), 78dd- 1, 78dd-2, 78ff) or any other applicable anti-corruption Law.

4.8	Neither KGI nor, to the knowledge of KGI, any of KGI’s directors, officers, employees, agents or any other Person acting on its behalf is, or is owned or controlled by a Person that is: (a) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC) or the U.S. Department of State, the United Nations Security Council or other relevant sanctions authority (collectively, “Sanctions”), or (b) located, organized or resident in a country or territory that is the subject of Sanctions (including Iran, North Korea, Sudan and Syria). None of KGI, any director, officer, employee, agent or any other Person acting on behalf of KGI (i) has engaged in, or is now engaged in, directly or indirectly, any material dealings or transactions with any Person, or in any country or territory, that, at the time of the dealing or transaction, is or was the subject of Sanctions or (ii) has failed to comply in all material respects with, has been given notice of any violation of, to the knowledge of KGI, is under investigation with respect to or has been threatened to be charged with any violation of, in each case, any applicable material Sanctions or applicable material export controls Law.

5.	COVENANTS AND AGREEMENTS OF THE SUPPORTING PARTIES

Each Supporting Party covenants and agrees as follows (subject, in each case, to Legal Requirements):

5.1	Each Supporting Party agrees to use commercially reasonable efforts to cause CPC to enter into the CPC Arrangement Agreement and effect the Transaction and the Plan, which efforts shall include:

(a)	advising CPC that such Supporting Party is in favor of and committed to implementing the Transaction;

(b)	requesting that the Existing CPC Board promptly negotiate the CPC Arrangement Agreement and implement the Transaction;

(c)	advising CPC that it believes that the Transaction is in the best interests of CPC; and

(d)	requesting that CPC forthwith consider, negotiate and enter into the CPC Arrangement Agreement, subject to, among other things, such changes as may be required in the exercise of its fiduciary obligations or otherwise in accordance with Legal Requirements.

5.2	Each Supporting Party agrees:

(a)	to vote (or cause to be voted) all of its Debt in all votes and in each vote:

(i)	in favor of the approval, consent, ratification and adoption of the Transaction and the Plan, as the case may be (and any resolutions or actions required in furtherance of the foregoing which are, in each case, consistent in all material respects with the terms and conditions of this Agreement and the Plan); and

(ii)	against the approval, consent, ratification and adoption of any action or transaction that, if approved, consented to, ratified or adopted could reasonably be expected to delay, challenge, frustrate or hinder the consummation, consideration, acceptance or implementation of the Transaction or the Plan, as the case may be (and any resolutions or actions required in furtherance of the foregoing), and to cause such Debt (which has a right to vote) to be counted as present for the purposes of establishing a quorum, to the extent applicable;

(b)	if such a vote is required, vote (or cause to be voted) all of its Shares in all votes and in each vote:

(i)	in favor of the approval, consent, ratification and adoption of the Transaction and the Plan as soon as practicable after the solicitation of consents with respect to the Plan, as the case may be (and any resolutions or actions required in furtherance of the foregoing which are, in each case, consistent in all material respects with the terms and conditions of this Agreement and the Plan); and

(ii)	against the approval, consent, ratification and adoption of any matter or transaction that, if approved, consented to, ratified or adopted could reasonably be expected to delay, challenge, frustrate or hinder the consummation, consideration, acceptance or implementation of the Transaction or the Plan, as the case may be (and any resolutions or actions required in furtherance of the foregoing), and to cause such Shares (which have a right to vote) to be counted as present for the purposes of establishing a quorum;

(c)	with respect to the indicative terms of the Transaction and subject to the execution of definitive documentation acceptable to KGI and the Supporting Parties, each acting reasonably, each Supporting Parties agrees:

(i)	that the principal amount of such Supporting Party’s Relevant Notes shall be exchanged on a dollar-for-dollar basis for an equal interest in the New Term Loan;

(ii)	that any Accrued Interest outstanding under such Supporting Party’s Relevant Notes as of the Closing Date shall be exchanged on a dollar-for- dollar basis for principal in the New Term Loan (for the avoidance of doubt, interest accruing on the Notes shall be paid in cash on each scheduled interest payment date that occurs prior to the Closing Date); and

(iii)	that such Supporting Party’s Shares shall be exchanged for a US dollar- denominated interest in the Junior Last Out Convertible Term Loan based on a US dollar principal amount of such Junior Last Out Convertible Term Loan in an amount determined by ascribing to each of the Supporting Party’s Shares a value of C$6.00 (with the exchange calculated using the noon spot rate of exchange quoted by the Bank of Canada on the second Business Day prior to the Closing Date).

(d)	to use commercially reasonable efforts to support the approval of the Plan by the Court and the issuance of the Final Order as promptly as practicable;

(e)	subject to any order of the Court, the terms and conditions set out herein and the Plan, to (i) use commercially reasonable efforts to pursue, support and complete the Transaction in good faith; (ii) do all things that are commercially reasonably necessary and appropriate in furtherance of, and to consummate and make effective, the Transaction; (iii) as soon as practicable following the date hereof, in cooperation with KGI and subject to the cooperation of CPC and its subsidiaries, provide reasonable assistance in making all such filings and seeking all such consents, approvals, permits and authorizations with any Governmental Entities or third parties whose consent is required in connection with the Transaction and use commercially reasonable efforts to obtain any and all required regulatory and/or third-party approvals for or in connection with the Transaction; and (iv) not take any action, directly or indirectly, that is inconsistent in any material respect with, or that is intended to or is likely to interfere in any material respect with the consummation or implementation of, the Plan or the Transaction;

(f)	to negotiate in good faith all Transaction Documents, which Transaction Documents shall contain provisions consistent in all material respects with this Agreement and shall contain such other provisions as are reasonably satisfactory to the Supporting Parties and KGI;

(g)	to consent to, vote in favor of and execute, and direct any trustee to execute such amendments to the Indenture as is required to implement the Plan;

(h)	to provide its consent to the amendment, modification, deletion, suspension, application or waiver of the provisions of any existing agreement with CPC that is required to be amended, modified, deleted, suspended, applied or waived in order to effectuate the Transaction and the Plan;

(i)	not to accelerate or enforce or take any action or initiate any proceeding to accelerate or enforce the payment or repayment of any of its Debt (other than any due and unpaid interest on its Relevant Notes), whether against CPC or any of its subsidiaries or any property of any of them, other than filing claims in the CBCA Proceedings, or appearing and participating as a party in interest in any matter to be adjudicated in the CBCA Proceedings and to rescind or direct the trustee to rescind, any acceleration of its Debt (other than any due and unpaid interest on its Relevant Notes);

(j)	not to take any steps to commence, approve, consent, acquiesce to or accept proceedings under the CCAA in respect of CPC to pursue a plan of compromise or arrangement without the prior written consent of KGI;

(k)	to forbear from exercising or directing the trustee to forbear from exercising, any default-related rights, remedies, powers or privileges, or from instituting any enforcement actions or collection actions with respect to any obligations under the Indenture or otherwise, whether against CPC or any of its subsidiaries, other than (x) filing claims in the CBCA Proceedings or (y) appearing and participating as a party in interest in any matter to be adjudicated in the CBCA Proceedings;

(l)	(i) not to object to, impede or take any other action or omit to take any action that would interfere with, delay, challenge, frustrate or hinder the consideration, acceptance or implementation of the Plan and the Transaction; (ii) not to propose, file, support or vote (or cause to vote) any of its Debt or any of its Shares in favor of any alternative offer, matter, transaction, restructuring, liquidation, workout or plan of compromise or arrangement or reorganization of CPC or any of its subsidiaries that is inconsistent with the Plan or this Agreement (a “Competing Offer”) and to withdraw, or cause to be withdrawn upon execution of this Agreement, any Competing Offer that such Supporting Party is or may be a party to prior to executing this Agreement, including any discussions or negotiations in respect thereto; (iii) to oppose and vote (or cause to vote) all of its Debt and all of its Shares against any Competing Offer or proceeding under the CBCA or any other legislation in Canada or elsewhere in each case in respect of any Competing Offer; (iv) not to take, or omit to take, any action, directly or indirectly, that is materially inconsistent with, or is intended or is reasonably likely to interfere with the consideration, acceptance or implementation of, the Plan and the Transaction; and (v) not to participate in any material discussions with any regulators relating to the Transaction without providing KGI with a reasonable opportunity to participate in such discussions;

(m)	not, on and after the Agreement Date, except as otherwise provided in this Agreement, whether directly or indirectly, or through any Representative or otherwise:

(i)	to make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other Person relating to any Competing Offer for CPC or any of its subsidiaries, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing;

(ii)

to initiate any discussions or negotiations or engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make or complete, any Competing Offer; provided, however, that the Supporting Parties (A) shall be permitted to engage in such discussions to the extent necessary to explain the restrictions contained in this Section 5.2; and (B) may also engage in discussions ancillary to the process of seeking support or approval for the Plan irrespective of whether other parties to those discussions may seek to make or complete a Competing Offer;

(iii)	to withdraw, modify or qualify, or propose to withdraw, modify or qualify, in any manner adverse to KGI, its approval or support for the Plan or the Transaction; or

(iv)	to accept or enter into, or propose to accept or enter into, or approve or recommend, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to, providing for or facilitating any Competing Offer, and to immediately cease any such action to the extent that such Supporting Party may have been engaging in such actions prior to executing this Agreement;

(n)	to promptly provide notice in writing to KGI of any unsolicited Competing Offer or any request for non-public information relating to CPC or any of its subsidiaries in connection with such a Competing Offer, in each case that is received in writing. Such notice to KGI shall indicate the identity of the Person making such proposal, inquiry or contact and shall include copies of any such proposal, inquiry or offer or request. The Supporting Parties shall respond promptly to all inquiries by KGI with respect thereto; and

(o)	that each successive material modification of any Competing Offer shall constitute a new Competing Offer for the purposes of this Section 5.2.

5.3	Each Supporting Party agrees not to sell, assign, pledge, mortgage or hypothecate (except with respect to security generally applying to its investments which does not adversely affect such Supporting Party’s ability to perform its obligations under this Agreement) or otherwise transfer (in each case, a “Transfer”), between the Agreement Date and the Termination Date, any Relevant Securities (or any rights or interests in respect thereof, including, but not limited to, the right to vote) held by such Supporting Party, except to a transferee:

(a)	who is not a direct or indirect competitor of CPC; provided that a Person that directly or indirectly holds debt or outstanding stock of another Person as an investment, including in the role as an investment advisor, fund manager or any similar role, shall not be considered a competitor of CPC; and

(b)	who:

(i)	is already a Supporting Party if the representations and warranties of such transferee Supporting Party in Section 3 remain true and correct in all material respects after such Transfer and such transferee continues to remain bound by this Agreement in respect of all of its Relevant Securities, including those subject to the Transfer;

(ii)	contemporaneously with any such Transfer, agrees to be fully bound as a signatory Supporting Party in respect of the Relevant Securities that are the subject of the Transfer, by executing and delivering to KGI a Joinder Agreement; or

(iii)	is an Investment Affiliate of such transferring Supporting Party.

Subject to Legal Requirements, each Supporting Party hereby agrees to provide KGI with written notice and, in the case of a Transfer pursuant to this Section 5.3, a fully executed copy of the Joinder Agreement, within five (5) Business Days following any Transfer to a transferee described in this Section 5.3. Any Transfer that does not comply with this Section 5.3 shall be void ab initio.

5.4	Each Supporting Party agrees, to the extent it effects a Transfer of any of its Relevant Securities in accordance with Section 5.3 hereof after 5:00 p.m. (Toronto time) on the Record Date and is entitled to vote on the adoption and approval of the Transaction and the Plan, to vote all of the Debt and Shares that are the subject of the Transfer on behalf of the transferee in all votes and in each vote in favor of the approval, consent, ratification and adoption of the Transaction and the Plan.

5.5	Except as contemplated by this Agreement, each Supporting Party agrees not to deposit any of its Relevant Securities into a voting trust, or grant (or permit to be granted) any proxies or powers-of-attorney or attorney-in-fact, or enter into a voting agreement, understanding or arrangement, with respect to the voting of any of its Relevant Securities, if such trust, grant, agreement, understanding or arrangement would restrict the ability of such Supporting Party to comply with its obligations under this Agreement.

6.	COVENANTS AND AGREEMENTS OF KGI

KGI covenants and agrees as follows (subject, in each case, to Legal Requirements):

6.1	Subject to any order of the Court, the terms and conditions set out herein and the Plan, KGI shall (a) pursue, support and complete the Transaction in good faith; (b) do all things that are necessary and appropriate in furtherance of, and to consummate and make effective, the Transaction; (c) as soon as practicable following the date hereof, in cooperation with the Supporting Parties and subject to the cooperation of CPC and its subsidiaries, make all such filings and seek all such consents, approvals, permits and authorizations with any Governmental Entities or third parties whose consent is required in connection with the Transaction and use commercially reasonable efforts to obtain any and all required regulatory and/or third-party approvals for or in connection with the Transaction; and (d) not take any action, directly or indirectly, that is inconsistent with, or that is intended or is likely to interfere with the consummation of, the Transaction.

6.2

KGI shall regularly update and keep the Supporting Parties apprised of the progress of all material discussions with any regulatory authorities responsible for granting approvals of the Transaction, and, as appropriate, KGI shall allow Representatives of the Supporting

Parties to participate in material discussions with such regulatory authorities if permitted by such regulatory authorities and shall promptly provide a reasonably detailed written notice to the Supporting Parties with respect to any material developments relating to such discussions and the status of any required approvals.

6.3	KGI shall regularly update and keep the Supporting Parties apprised of the progress of all material discussions with the holders of the ABL Credit Facility and the Senior Secured Term Loan with respect to the refinancing or extensions thereof contemplated by this Agreement.

6.4	KGI shall negotiate in good faith all Transaction Documents, which Transaction Documents shall contain provisions consistent in all material respects with this Agreement and shall contain such other provisions as are reasonably satisfactory to the Supporting Parties and KGI.

6.5	Without limiting the generality of Section 6.4, KGI will use commercially reasonable efforts to enter into the CPC Arrangement Agreement on or before the CPC Arrangement Agreement Outside Date, comply with its obligations set forth in the CPC Arrangement Agreement and not amend or waive any provision under the CPC Arrangement Agreement in any respect that is adverse to the interests of the Supporting Parties without the prior written consent of the Supporting Parties.

6.6	KGI shall not, whether directly or indirectly, or through any Affiliate or Representative, (a) enter into definitive documentation for any other transaction prior to the Due Diligence Outside Date or (b) consummate any other transaction prior to the Closing Date, in each case with a Person which owns or operates any assets or businesses of any kind in any line of business in which CPC holds any assets or conducts any operations; provided that the foregoing shall not restrict KGI from entering into definitive documentation for or consummating a lease transaction (excluding, for the avoidance of doubt, a sale leaseback transaction).

7.	CBCA PROCEEDINGS

7.1	KGI and the Supporting Parties agree to use commercially reasonable efforts to support CPC in pursuing the completion of the Transaction by way of the Plan pursued through CBCA Proceedings on a timely basis and consistent with the terms and conditions of this Agreement, and to use commercially reasonable efforts (including using commercially reasonable efforts to assist CPC in obtaining any regulatory approvals and material third party approvals for the Transaction) to achieve the following timeline:

(a)	execution of the CPC Arrangement Agreement by CPC and KGI and all other relevant parties thereto by the CPC Arrangement Agreement Outside Date;

(b)	the initiation of the CBCA Proceedings, as evidenced by filing the application seeking the Interim Order with the Canadian court (the “Court”) having jurisdiction over the CBCA Proceedings by no later than October 13, 2016, or such other date as KGI and the Supporting Parties may agree in writing, each acting reasonably;

(c)	approval of the Interim Order by the Court by no later than October 17, 2016, or such other date as KGI and the Supporting Parties may agree in writing, each acting reasonably;

(d)	meeting of the Shareholders, the Noteholders and any other creditors entitled to vote on the Plan by no later than November 7, 2016, or such other date as KGI and the Supporting Parties may agree in writing, each acting reasonably;

(e)	Final Order by no later than November 10, 2016, or such other date as KGI and the Supporting Parties may agree in writing, each acting reasonably; and

(f)	Closing Date by no later than November 30, 2016, or such other date as KGI and the Supporting Parties may agree in writing (the “Outside Date”).

7.2	Pursuant to the Plan and the Final Order, to the fullest extent permitted by applicable Law and subject to the terms and conditions of this Agreement, (a) all Securityholder Claims shall be forever discharged and extinguished and all security in respect thereof shall be released and discharged, without any consideration other than as provided for in the Plan as described herein and (b) all claims, obligations, rights, suits, damages, causes of action, remedies and liabilities of any kind or description whatsoever, including any derivative claims asserted or assertable, in each case, against any of the Parties or any of their respective Affiliates, officers, directors, employees, partners, investors, agents or representatives (collectively, the “Release Parties”), and any claims asserted or assertable on behalf of any holder of any claim against the Release Parties and any claims asserted or assertable on behalf of any other entity, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereinafter arising, in law, equity, contract, tort or otherwise, by statute or otherwise, that any Person ever had, now has or hereafter can, shall or may have, in each case, based on or relating to, or in any manner arising from, in whole or in part, any matter relating, directly or indirectly to, CPC (including without limitation, the purchase, sale, rescission, or any other transaction relating to any security of CPC, or any other transaction or other arrangement with CPC whether before or during the Transaction), the negotiation, formulation or preparation of this Agreement, the Transaction, the Plan or any related agreements shall, in each case, be released and forever discharged and extinguished pursuant to definitive documentation or court filings in form and substance acceptable to KGI and the Supporting Parties, each acting reasonably, except for any act or omission that constitutes fraud as determined by a final order of a court of competent jurisdiction.

8.	ALTERNATIVE PROCEEDINGS

In the event that completion of the Transaction pursuant to the Plan through CBCA Proceedings is mutually determined by the Parties to be impracticable or impermissible under applicable Law, then the Parties shall consider and negotiate in good faith and if practicable consummate an alternative means of implementing the Transaction or another transaction containing, to the maximum degree practicable and permissible under applicable Law, the terms contemplated to be included in the Transaction, including, without limitation, extending the Outside Date to a date that such transaction can be completed, as agreed by KGI and the Supporting Parties that have executed this Agreement on the Agreement Date, each acting reasonably, and provided that the Outside Date shall be extended no later than February 28, 2017.

9.	CONDITIONS

9.1	The Plan shall be subject to the satisfaction in all material respects of the following terms prior to and/or concurrently with the Effective Time, each of which are for the benefit of KGI and the Supporting Parties, and each of which, as applicable, may be waived by KGI and by unanimous consent of the Supporting Parties that have executed this Agreement on the Agreement Date:

(a)	the Closing Date shall occur on or before the Outside Date;

(b)	all disclosure documents on or after the Agreement Date, Court sanction materials and definitive agreements in respect of the Transaction (including all Transaction Documents) shall be in a form agreed to in advance by KGI and the Supporting Parties, each acting reasonably;

(c)	any amendments to the structure of the Transaction and the steps required to complete the Transaction from those provided for in the Plan shall be in form and substance satisfactory to KGI and the Supporting Parties, each acting reasonably;

(d)	(i) the Plan, the Final Order, all other orders and all materials filed by or on behalf of CPC and its subsidiaries in the CBCA Proceedings shall be in a form reasonably agreed to in advance by KGI and the Supporting Parties when filed and as supplemented, amended or modified, as applicable, and with respect to any and all orders, shall have been entered in form and substance acceptable to KGI and the Supporting Parties, each acting reasonably; (ii) the Plan shall have been approved by the requisite majorities of all applicable stakeholder groups of CPC and its subsidiaries as and to the extent required by the Court in the Interim Order or otherwise; and (iii) the Plan shall have been approved by the Court and the Final Order and all other orders granted by the Court shall be in full force and effect, final and binding with no appeal or motion to vary or amend outstanding in respect thereof and all such appeals and motions finally determined, in each case in form and substance acceptable to KGI and the Supporting Parties, each acting reasonably;

(e)	there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no bona fide and pending application shall have been made to any Governmental Entity, and no action or investigation shall have been announced or commenced by any Governmental Entity, in consequence of or in connection with the Transaction that restrains, impedes or prohibits (or if granted would reasonably be expected to restrain, impede or prohibit), the Transaction or any part thereof or requires a material variation from the form of the Transaction contemplated herein;

(f)	(i) the Shares held by the Cashed Out Shareholders shall have been acquired for immediately available cash consideration of C$6.00 per share and (ii) the Shares held by the Supporting Parties and the Existing CPC Board shall have been exchanged for an interest in the Junior Last Out Convertible Term Loan in the manner contemplated herein;

(g)	all conditions in the CPC Arrangement Agreement shall have been satisfied or waived (with any such waiver by CPC being acceptable to the Supporting Parties); and

(h)	all consents required under applicable law, including the Key Consents, shall have been obtained.

9.2	The Plan shall be subject to the satisfaction in all material respects of the following terms prior to and/or concurrently with the Effective Time, each of which are for the benefit of KGI and may be waived by KGI:

(a)	the Supporting Parties shall have performed or complied with, in all material respects, their obligations and covenants under this Agreement;

(b)	the representations and warranties of the Supporting Parties set forth in this Agreement shall be true and correct in all material respects at the Effective Time with the same force and effect as if made at and as of such time, except (i) as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Agreement and (ii) that representations and warranties that are given as of a specified date shall be true and correct in all material respects as of such date; and

(c)	(i) the representations and warranties of CPC set forth in the CPC Arrangement Agreement shall be true and correct in all material respects at the Effective Time with the same force and effect as if made at and as of such time, except (A) as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Agreement or the CPC Arrangement Agreement, (B) that representations and warranties that are given as of a specified date shall be true and correct in all material respects as of such date and (C) where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; (ii) there shall have been no material default in the performance or observance by CPC of any material covenant set forth in the CPC Arrangement Agreement, which default has not been cured in accordance with the terms of the CPC Arrangement Agreement; and (iii) all conditions precedent to the CPC Arrangement Agreement shall have been satisfied or waived by KGI.

9.3	The Plan shall be subject to the satisfaction in all material respects of the following terms prior to and/or concurrently with the Effective Time, each of which are for the benefit of Supporting Parties and may be waived by unanimous consent of the Supporting Parties that have executed this Agreement on the Agreement Date:

(a)	KGI shall have performed or complied with, in all material respects, its obligations and covenants under this Agreement;

(b)

the representations and warranties of KGI set forth in this Agreement and the CPC Arrangement Agreement shall be true and correct in all material respects at the Effective Time with the same force and effect as if made at and as of such time, except (i) as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Agreement and (ii) that representations and warranties that are given as of a specified date shall be true and correct in all material respects as of such date;

(c)	the Notes, including any Accrued Interest thereon, shall have been exchanged for equal interests in the principal of the New Term Loan;

(d)	Payment in full of the Take-Up Fee;

(e)	KGI shall have irrevocably agreed to satisfy the KGI Funding Commitment and shall have funded that portion thereof required to be funded at or before the Effective Time;

(f)	each right and privilege of any kind of the Supporting Parties contemplated in the Plan and each of Schedule C and Schedule D (“Supporting Parties’ Rights”) shall have been memorialized in duly executed and delivered definitive documentation that comports in all material respects with the terms set forth in this Agreement and in each of Schedule C and Schedule D, as applicable, in each case acceptable to KGI and each of the Supporting Parties, each acting reasonably, which documentation shall provide, among other things, that in no event shall such documentation be amended, supplemented or otherwise modified in any way to modify, amend or waive compliance with any of the provisions or terms (or to add new provisions that contravene or impair any such provisions or terms) thereof providing for (or otherwise governing) any Supporting Parties’ Rights except with the unanimous consent of all of the Supporting Parties that have executed this Agreement on the Agreement Date; and

(g)	KGI shall have caused to be delivered, executed and rendered fully effective (subject only to the occurrence of the closing of the Transaction) purchase contracts entered into by CPC (or to be automatically assigned to CPC concurrently with the closing of the Transaction) representing an aggregate increase in the per annum orders for newsprint from CPC equal to at least 200,000 tons over a duration to be agreed upon.

10.	FURTHER ASSURANCES

Subject to Legal Requirements, each Party shall do all such things in its reasonable control, take all such commercially reasonable actions, deliver to the other Parties such reasonable further information and documents (subject to a mutually acceptable confidentiality agreement and so long as such disclosure would not reasonably be expected to result in the waiver of any applicable legal privileges or contravene Legal Requirements) and execute and deliver to the other Parties such further instruments and agreements as another Party shall reasonably request to consummate or confirm the transactions provided for in this Agreement, to accomplish the purposes of this Agreement or to assure to the other Party the delivery to it of the contemplated benefits of this Agreement.

11.	TERMINATION EVENTS

11.1	Supporting Party Termination Events

This Agreement may be terminated by the delivery to KGI by all of the Supporting Parties that have executed this Agreement on the Agreement Date of a written notice in accordance with Section 16.14, in the exercise of their sole discretion, upon the occurrence and continuation of any of the following events:

(a)	failure of the CPC Arrangement Agreement to be in form and substance acceptable to the Supporting Parties in their sole discretion and in full force and effect by the CPC Arrangement Agreement Outside Date or the failure of the CPC Arrangement Agreement to remain in full force and effect (without giving effect to any amendments, modifications or waivers thereto which adversely affect the interests of the Supporting Parties in any material respect that are not consented to in writing by the Supporting Parties in their sole discretion) through the Closing Date and the consummation of the Transaction;

(b)	failure of KGI to perform or comply in all material respects with, or default by it in the performance or observance of, any material covenant set forth in this Agreement or the CPC Arrangement Agreement, which is not cured within five (5) Business Days after the receipt of written notice of such failure or default or knowledge thereof by KGI; provided that all covenants in the CPC Arrangement Agreement with respect to the KGI Funding Commitment shall not be subject to a cure period;

(c)	any representation, warranty or other statement of KGI made in this Agreement or the CPC Arrangement Agreement shall prove untrue in any material respect as of the date when made;

(d)	the issuance of any final decision, order or decree by a Governmental Entity, the making of an application to any Governmental Entity, or commencement of an action or investigation by any Governmental Entity, in consequence of or in connection with the Transaction, in each case which restrains or impedes in any material respect or prohibits the Transaction or any material part thereof or requires a material variation of the Transaction;

(e)	the amendment, modification, or filing of a pleading by CPC seeking to amend, modify or withdraw, in each case in any material respect, the Plan or any documents related thereto, including motions, notices, exhibits, appendices, and orders, that (i) is determined by the Supporting Parties acting reasonably to be likely to result in an adverse effect in any material respect on the Supporting Parties or the Transaction and (ii) is not withdrawn prior to the earlier of (A) seven (7) Business Days of CPC receiving written notice in accordance with Section 16.14 from the Supporting Parties that such amendment, modification or filing is inconsistent in any material respect with the Plan or any documents related thereto and (B) entry of an order of the Court, as applicable, approving such amendment, modification or filing;

(f)	the filing by CPC of any motion or pleading with the Court that is not consistent in any material respect with this Agreement that (i) is determined by the Supporting Parties acting reasonably to be likely to result in an adverse effect in any material respect on the Supporting Parties or the Transaction and (ii) is not withdrawn prior to the earlier of (A) seven (7) Business Days of CPC receiving written notice in accordance with Section 16.14 from the Supporting Parties that such motion or pleading is inconsistent in any material respect with this Agreement and (B) entry of an order of the Court, as applicable, approving such motion;

(g)	the entry of any order by the Court that is inconsistent in any material respect with any material term of this Agreement; or

(h)	in connection with CBCA Proceedings, the failure to achieve the timeline set forth in Section 7.1.

This Agreement may be terminated by the delivery to KGI by the Supporting Parties holding at least 66-2/3% of the aggregate principal amount of the New Loans of a written notice in accordance with Section 16.14, in the exercise of their sole discretion, upon the occurrence and continuation of any of the following events:

(x)	in the reasonable judgment of the Supporting Parties, the Transaction cannot be consummated on or before the Outside Date; provided that, the right to terminate this Agreement under this Section 11.1(x) shall not be available to a Supporting Party if the failure of such Supporting Party to fulfill any of its obligations and covenants under this Agreement or the breach by such Supporting Party of any of its representations and warranties under this Agreement has been the primary cause of, or the principal event that has resulted in, the failure of the Closing Date to be able to occur by the Outside Date; or

(y)	the Existing CPC Board has determined that, as a result of its fiduciary duties or other Legal Requirements, it does not intend to, and/or will not, approve or cause or permit CPC to pursue or consummate the Transaction.

11.2	KGI Termination Events

This Agreement may be terminated by the delivery to each Supporting Party, by KGI of a written notice in accordance with Section 16.14, in the exercise of its sole discretion, upon the occurrence and continuation of any of the following events:

(a)	the CPC Arrangement Agreement shall not have been entered into on or before the CPC Arrangement Agreement Outside Date on terms consistent with the terms set forth in this Agreement or shall at any time following its effectiveness have been terminated;

(b)	KGI’s dissatisfaction, on or prior to the Due Diligence Outside Date, with the results of its due diligence investigation of the assets, affairs and condition of CPC, in KGI’s sole discretion, including, for greater certainty, with respect to, among other things, CPC’s: (i) litigation, including any First Nations’ litigation; (ii) employee, pension and other post-employment benefit obligations; and (iii) carry-forward tax attributes;

(c)	the Closing Date shall not have occurred on or before the Outside Date; provided that, the right to terminate this Agreement under this Section 11.2(c) shall not be available to KGI if the failure of KGI to fulfill any of its obligations and covenants under this Agreement or the CPC Arrangement Agreement or the breach by KGI of any of its representations and warranties under this Agreement or the CPC Arrangement Agreement has been the primary cause of, or the principal event that has resulted in, the failure of the Closing Date to occur by such Outside Date;

(d)	failure of each and every Supporting Party (as distinguished from a failure of less than all of the Supporting Parties, which is the subject matter of Section 11.2(x)) to perform or comply in all material respects with, or default by all of them in the performance or observance of, any material covenant set forth in this Agreement, in each case, which is not cured within five (5) Business Days after the receipt of written notice of such failure or default;

(e)	any representation, warranty or other statement of each and every Supporting Party made in this Agreement shall prove untrue as to each such Supporting Party (as distinguished from any representation, warranty or other statement of less than all of the Supporting Parties proving to be untrue in any material respect, which is the subject matter of Section 11.2(y) below) in any material respect as of the date when made, in each case, which is not cured within five (5) Business Days after the receipt of written notice of such untrue representation, warranty or other statement;

(f)	the issuance of any final decision, order or decree by any Governmental Entity, the making of an application to any Governmental Entity or the commencement of an action or investigation by any Governmental Entity, in consequence of or in connection with the Transaction, in each case which restrains or impedes in any material respect or prohibits the Transaction or any part thereof or requires a material variation of the Transaction; or

(g)	if at any given time the Supporting Parties represent less than the requisite majority necessary to provide required votes in favor of the Plan in the CBCA Proceedings.

This Agreement may be terminated as to a breaching Supporting Party (the “Breaching Party”) only, by delivery to such Breaching Party of a written notice in accordance with Section 16.14 by KGI, in the exercise of its sole discretion, and provided that KGI is not in default hereunder, upon the occurrence and continuation of any of the following events:

(x)	failure by the Breaching Party to comply in all material respects with, or default by the Breaching Party in the performance or observance of, any material term, condition, covenant or agreement set forth in this Agreement, the Plan or any other Transaction Document, in each case, which is not cured within five (5) Business Days after the receipt of written notice of such failure or default; or

(y)	any representation, warranty or other statement of the Breaching Party made in this Agreement shall prove to be untrue in any material respect as of the date when made, in each case, which is not cured within five (5) Business Days after the receipt of written notice of such untrue representation, warranty or other statement, except where the failure of such representation, warranty or other statement to be so true and correct in any material respect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect;

and the Breaching Party shall thereupon no longer be a Supporting Party.

12.	MUTUAL TERMINATION

This Agreement, and the obligations of all Parties hereunder, may be terminated by mutual agreement in a writing executed by and among KGI and each of the Supporting Parties that have executed this Agreement on the Agreement Date.

13.	EFFECT OF TERMINATION

Upon termination of this Agreement pursuant to Section 11 or 12 hereof, (i) this Agreement shall be of no further force and effect and each Party hereto shall be automatically and simultaneously released from its commitments, undertakings, and agreements under or related to this Agreement, except for (x) the rights, agreements, commitments and obligations under this Sections 13 and Sections 15 and 16, all of which shall survive the termination hereof, and (y) any liability of any Party in respect of its breach or violation of any term of this Agreement occurring prior to the termination hereof, which liability shall survive the termination hereof, and (ii) each Party shall have the rights and remedies that it would have had if it had not entered into this Agreement and shall be entitled to take all actions, whether with respect to the Transaction or otherwise, that it would have been entitled to take had it not entered into this Agreement.

14.	TERMINATION UPON THE CLOSING DATE

This Agreement shall terminate automatically without any further required action or notice on the Closing Date (concurrently with the Effective Time). For greater certainty, the representations, warranties and covenants herein shall not survive and shall be of no further force or effect from and after the Closing Date, provided that the rights, agreements, commitments and obligations under Sections 15 and 16 shall survive the Closing Date.

15.	CONFIDENTIALITY

From the date hereof until the earlier to occur of (i) the execution of the Agreement and (ii) the date that is two (2) years following the date hereof (the “Confidentiality Period”), each Party shall treat as confidential the existence and terms of this Agreement and the Transaction (the “Transaction Information”). During the Confidentiality Period, all confidential or proprietary information provided to a Party by another Party or its representatives and all Transaction Information (collectively, the “Confidential Information”) shall be kept in the strictest confidence and not disclosed to a third party or used by the Party receiving such information save and except for the consideration and completion of the Transaction or except as required by: (x) a court of competent authority (or by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar legal process) or (y) any applicable legislation, law, regulation or listing requirement; provided that, in the case of either (x) or (y), the Party proposing to make such disclosure shall, to the extent lawful and practicable, provide reasonable prior notice of the required disclosure (including a copy in writing of the proposed disclosure) to the other Parties, and shall cooperate with the other Parties on a reasonable basis (at the other Parties’ cost and expense) to obtain a protective order or other remedy designed to provide assurance that confidential treatment will be accorded any Confidential Information so disclosed; provided, however, that (i) if any Party or any of their representatives becomes legally compelled or are required pursuant to reporting obligations under applicable securities laws (including, without limitation, in connection with any beneficial ownership or similar reporting regime) to disclose any of the Confidential Information or (ii) in the event that it is, on the advice of counsel, necessary under applicable law or regulation to disclose any of the Confidential Information in order to enable such Party to trade in the securities of CPC with third parties, then, in either such event enumerated in the immediately preceding clause (i) or clause (ii) of this proviso, the Party proposing to make such disclosure will not be required to provide the other Parties with written notice or cooperate with them to obtain a protective order or any other remedy and shall instead, under such circumstances, be entitled to immediately thereupon make disclosure of such Confidential Information and such disclosure shall not constitute a breach of this Agreement nor result in any liability hereunder or otherwise. The foregoing restrictions in this Section 15 shall not apply to any information which is or becomes generally available to the public, or which was known to such Party prior to its receipt of information from the other Party or which such Party obtained from an independent third party who obtained the information lawfully and was not known to be under an obligation of confidentiality with respect to the information. Any agreement to modify or terminate the confidentiality requirements set out herein must be in writing and mutually agreed to by the Parties.

16.	MISCELLANEOUS

16.1	Subject to Section 5 hereof with respect to each Supporting Party’s Debt and Relevant Securities, nothing in this Agreement is intended to preclude any of the Supporting Parties from engaging in any securities transactions.

16.2	This Agreement shall in no way be construed to preclude any Supporting Party from acquiring additional Notes (“Additional Notes”) and additional Shares (“Additional Shares”, and together with the Additional Notes and the Additional Shares, the “Additional Securities”). If a Supporting Party acquires Additional Securities after the date hereof, the Supporting Party shall be bound by the terms of this Agreement in respect of such Additional Securities, and such Additional Securities shall constitute Relevant Securities for purposes of this Agreement.

16.3	At any time, a Securityholder that is not a Supporting Party may agree to become a Party to this Agreement by executing and delivering to KGI and each Supporting Party, an executed Joinder Agreement.

16.4	The headings of the Sections of this Agreement have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

16.5	Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders. The word “including” shall be deemed to be followed by the words “, without limitation,” whether or not so expressly provided herein.

16.6	All sums of money referred to in this Agreement are expressed in the lawful money of the United States or Canada, as provided herein.

16.7	Other than as set forth in the Transaction Documents, this Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof.

16.8	The agreements, representations and obligations of the Supporting Parties under this Agreement are, in all respects, several (and not joint). Accordingly, (i) if any agreement, representation or obligation of any Supporting Party under this Agreement is breached by such Supporting Party and no other Supporting Parties, then such breaching Supporting Party alone shall be responsible for any liability resulting from such breach and no other Supporting Party shall bear any responsibility therefor, and (ii) if any agreement, representation or obligation of the Supporting Parties under this Agreement is breached by more than one Supporting Party, then such breaching Supporting Parties shall be responsible for any liability resulting from such breach on a several (in proportion to the value that the Relevant Securities held by each breaching Supporting Party bear to one another, as determined on the basis of the consideration contemplated to be received in respect thereof on the Closing Date pursuant to the terms of this Agreement), and not joint and several, basis.

16.9	Any Person signing this Agreement in a representative capacity (a) represents and warrants that he/she is authorized to sign this Agreement on behalf of the Party he/she represents and that his/her signature upon this Agreement will bind the represented Party to the terms hereof, and (b) acknowledges that the other Parties hereto have relied upon such representation and warranty.

16.10	Except as otherwise expressly provided herein, for the purposes of this Agreement, any matter requiring the agreement, waiver, consent or approval under this Agreement of the Supporting Parties shall, at the time of such action, require the unanimous agreement, waiver, consent or approval of the Supporting Parties that have executed this Agreement on the Agreement Date.

16.11	Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Securities have agreed, approved or consented to any amendment, waiver or consent to be given under this Agreement or under any documents related thereto, or have directed the taking of any action provided herein or in any of the documents related thereto to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Securities, Securities directly or indirectly owned by CPC or its subsidiaries shall be deemed not to be outstanding.

16.12	This Agreement may be modified, amended or supplemented as to any matter by an instrument in writing signed by KGI and each of the Supporting Parties that have executed this Agreement on the Agreement Date.

16.13	Time is of the essence in the performance of the Parties’ respective obligations. Any date, time or period referred to in this Agreement shall be of the essence, except to the extent to which the Parties agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

16.14	All notices and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally, by electronic mail or facsimile transmission, in each case addressed to the particular Party:

(a)	if to the Supporting Parties, at the address set forth for each Supporting Party beside its signature hereto with a copy by email or fax (which shall not be deemed notice) to:

Milbank, Tweed, Hadley & McCloy LLP
601 S. Figueroa Street
30th Floor
Los Angeles, CA 90017

Attention:	Eric R. Reimer / Adam R. Moses
Fax:	(213) 892-4777 / (213) 892-4765
Email:	ereimer@milbank.com / amoses@milbank.com

(b)	if to KGI:

Kejriwal Group International
1403 Maker Chambers V
221 Nariman Point
Mumbai 400 021
India

Attention:	Rahul Kejriwal
Email:	rahulk@kejriwalgogreen.com

with a copy by email or fax (which shall not be deemed notice) to:

Osler, Hoskin & Harcourt LLP
Box 50, 1 First Canadian Place
Toronto, Ontario M5X 1B8

Attention:	Marc Wasserman
Fax:	(416) 862-6666
Email:	mwasserman@osler.com

or at such other address of which any Party may, from time to time, advise the other Parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or transmission thereof.

16.15	If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the intended purposes of this Agreement originally contemplated are embodied in such modification to the fullest extent possible.

16.16	This Agreement shall be binding upon and inure to the benefit of the Parties hereto and each of their respective successors, permitted assigns, heirs and personal representatives, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Parties hereto, except that each Supporting Party is permitted to assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement as set forth in Section 5.3.

16.17	This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in the Province of British Columbia, without regard to principles of conflicts of law. Each Party submits to the jurisdiction of the courts located in Vancouver, British Columbia in any action or proceeding arising out of or relating to this Agreement.

16.18	The Parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any Party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the Parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges sitting without a jury.

16.19	It is understood and agreed by the Parties that money damages would be an insufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief as a remedy of any such breach (in each case, without any requirement to post any bond or security) including, without limitation, an order of the Court or other court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available to each of the Parties at law or in equity.

16.20	All rights, powers, and remedies provided under this Agreement or otherwise in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any right, power, or remedy in respect hereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such Party.

16.21	No condition or right in this Agreement shall be enforceable by a Party if any failure to satisfy such condition results from an action, error or omission by or within the control of such Party; provided that, with respect to conditions or rights for the benefit of the Supporting Parties, no failure to satisfy such conditions or rights that results primarily from an action or omission by, or within the control of, a Supporting Party shall preclude any other Supporting Party whose actions or omissions were not the primary cause of such failure from enforcing the applicable condition or right.

16.22	Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties, and no other person or entity shall be a third-party beneficiary hereof (except that, in the event that any Party executes this Agreement in a representative capacity, each Party which it represents shall be an express third-party beneficiary hereof with the right to enforce the terms hereof as though itself a Party hereto).

16.23	This Agreement may be signed in counterparts, each of which, when taken together, shall be deemed an original. Execution of this Agreement is effective if a signature is delivered by facsimile transmission or electronic (e.g., pdf) transmission.

16.24	It is understood and agreed that no Supporting Party has any fiduciary duty or other duty of trust or confidence in any form with any other Supporting Party, and, except as provided in this Agreement, there are no commitments among or between them. In this regard, it is understood and agreed that any Supporting Party may trade in the Securities or other debt or equity securities of CPC (or any Affiliate thereof) without the consent of any other Supporting Party, subject to the terms of this Agreement; provided, however, that no Supporting Party shall have any responsibility for any such trading by any other Person by virtue of this Agreement.

16.25	Except as otherwise provided herein, this Agreement applies only to each Supporting Party’s Securities (and not, for greater certainty, to any other types or classes of securities, loans or obligations that may be held, acquired or sold by such Supporting Party or any client of such Supporting Party whose funds or accounts are managed by such Supporting Party or managed by a different investment advisor) and, without limiting the generality of the foregoing, shall not apply to: (i) any securities, loans or other obligations (including Securities) that may be held, acquired or sold by, or any activities, services or businesses conducted or provided by, any group or business unit within or any Affiliate of, a Supporting Party that (A) has not been involved in and is not acting at the direction of or with knowledge of KGI’s affairs provided by any person involved in the Transactions discussions or (B) is on the other side of an information firewall with respect to the officers, partners and employees of such Supporting Party who have been working on the Transaction and is not acting at the direction of or with knowledge of KGI’s affairs provided by any officers, partners and employees of such Supporting Party who have been working on the Transaction; and (ii) any securities, loans or other obligations that may be beneficially owned by clients of a Supporting Party, including accounts or funds managed by the Supporting Party, that are not, in each case, Securities.

16.26	Regardless of whether the Transaction is consummated, the Supporting Parties shall support and request the prompt payment by CPC of all costs and expenses incurred at any time in connection with any proceeding of any kind and/or negotiating, pursuing and completing the Transaction, including, for greater certainty, the fees and expenses of CPC and the Supporting Parties (including attorney fees and disbursements), fees and expenses of Ducera Partners LLC and Osler, Hoskin & Harcourt LLP, the Take-Up Fee, and any other costs, payments, fees and expenses contemplated by this Agreement (except, for the avoidance of doubt, the KGI Funding Commitment).

[Remainder of this page intentionally left blank; next page is signature page]

This Agreement has been agreed and accepted on the date first written above.

KEJRIWAL GROUP INTERNATIONAL

By:
	Name:	RAHUL KEJRIWAL
	Title:	CEO

Name of Supporting Party:	MUDRICK DISTRESSED OPPORTUNITY SPECIALTY FUND, L.P. BLACKWELL PARTNERS LLC – SERIES A BOSTON PATRIOT BATTERYMARCH ST LLC MUDRICK DISTRESSED OPPORTUNITY FUND GLOBAL, L.P.

By:
		Name:	Trevor Wiessmann, Esq.
		Title:	Corporate Secretary

Jurisdiction of residence for legal
purposes:		Delaware

Email:		dkirsch@mudrickcapital.com

Address:		Mudrick Capital Management, L.P.

Attention: David Kirsch

527 Madison Avenue, 6th Floor

New York, NY 10022

Principal amount of Notes:		$51,049,979

Number of Shares:		2,860,473

Name of Supporting Party:	CYRUS OPPORTUNITIES FUND II, L.P. CYRUS SELECT OPPORTUNITIES FUND, L.P. CRESCENT 1, L.P. CYR FUND, L.P.

	By:	Cyrus Capital Partners, L.P.

	Its:	Investment Manager

By:
		Name:	Jennifer M. Pulick
		Title:	Authorized Signatory

Jurisdiction of residence for legal purposes:		Delaware

Name of Supporting Party:	CYRUS OPPORTUNITIES MASTER FUND II, LTD. CRS MASTER FUND, L.P. CYRUS SELECT OPPORTUNITIES MASTER FUND LTD.

	By:	Cyrus Capital Partners, L.P.

	Its:	Investment Manager

By:
		Name:	Jennifer M. Pulick
		Title:	Authorized Signatory

Jurisdiction of residence for legal purposes:		Cayman Islands

Email:			SNikov@cyruscapital.com

Address:			Cyrus Capital Partners, L.P.

Attention: Svetoslav Nikov

399 Park Avenue, 39th Floor

New York, New York 10022

Principal amount of Notes:	$84,012,176

Number of Shares:	6,452,141

Name of Supporting Party:	OAKTREE OPPS IX HOLDCO LTD. OAKTREE OPPS IX (PARALLEL 2) HOLDCO LTD.

	By:	Oaktree Capital Management, L.P.

	Its:	Director

By:
		Name:	Emily Stephens
		Title:	Managing Director

By:
		Name:	Robert O’Leary
		Title:	Managing Director

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

	By:	Oaktree Value Opportunities Fund GP, L.P.

	Its:	General Partner

	By:	Oaktree Value Opportunities Fund GP Ltd.

	Its:	General Partner

	By:	Oaktree Capital Management, L.P.

	Its:	Director

By:
		Name:	Emily Stephens
		Title:	Managing Director

By:
		Name:	Robert O’ Leary
		Title:	Managing Director

Jurisdiction of residence for legal purposes:	Cayman Islands

Email:	estephens@oaktreecapital.com

Address:	Oaktree Capital Management, L.P.

Attention: Emily Stephens

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

Principal amount of Notes:	$90,948,536

Number of Shares:	802,772

Name of Supporting Party:	STONEHILL MASTER FUND LTD.

	By:	Stonehill Capital Management LLC
	Its:	Advisor

By:
Name: Jonathan Sacks
Title: Partner

Jurisdiction of residence for legal purposes:		Cayman Islands

Name of Supporting Party:	STONEHILL INSTITUTIONAL PARTNERS, L.P.

	By:	Stonehill Capital Management LLC
	Its:	Advisor

By:
Name: Jonathan Sacks
Title: Partner

Jurisdiction of residence for legal purposes:		Delaware

Email:		JSacks@stonehillcap.com

Address:		Stonehill Capital Management LLC

Attention: Jonathan Sacks

885 Third Avenue, 30th Floor

New York, NY 10022

Principal amount of Notes:		$167,070 (CUSIP14889BAC6)
$111,380 (CUSIPC21847AE5)

Number of Shares:		1,449,468

SCHEDULE “A”

JOINDER AGREEMENT

This joinder to the Support Agreement (this “Joinder Agreement”) is made as of [●], 2016, by and among [●] (the “Consenting Party”), Kejriwal Group International (“KGI”) and the Supporting Parties (defined below) in consideration of the mutual covenants herein contained and benefits to be derived herefrom.

WHEREAS, reference is made to that certain Support Agreement dated as of June 28, 2016 by and among, inter alia, KGI and the Supporting Parties (as defined therein) (as amended, modified, supplemented or restated and in effect from time to time, the “Support Agreement”). All capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Support Agreement;

WHEREAS, the Consenting Party desires to become a party to, and to be bound by the terms of, the Support Agreement; and

WHEREAS, pursuant to the terms of the Support Agreement, in order for the Consenting Party to become a party to the Support Agreement, the Consenting Party is required to execute this Joinder Agreement.

NOW, THEREFORE, in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Consenting Party hereby agrees as follows:

1.	Joinder and Assumption of Obligations

Effective as of the date of this Joinder Agreement, the Consenting Party hereby acknowledges that the Consenting Party has received and reviewed a copy of the Support Agreement, and hereby:

(a)	acknowledges and agrees to:

(i)	join in the execution of, and become a party to, the Support Agreement as a Supporting Party thereunder, as indicated by its signature below;

(ii)	subject to Sections 1(a)(iii) and 1(b), be bound by all agreements of the Supporting Parties under the Support Agreement with the same force and effect as if such Consenting Party was a signatory to the Support Agreement as a Supporting Party and was expressly named as a Party therein; and

(iii)	assume all rights and interests and perform all applicable duties and obligations of the Supporting Parties under the Support Agreement; and

(b)	confirms, as to itself only on a several and not joint basis, each representation and warranty of the Supporting Parties under the Support Agreement, as of the date of this Joinder Agreement, with the same force and effect as if such Consenting Party was a signatory to the Support Agreement and was expressly named as a party therein.

2.	Binding Effect

Except as specifically amended by this Joinder Agreement, all of the terms and conditions of the Support Agreement shall remain in full force and effect as in effect prior to the date hereof.

3.	Miscellaneous

(a)	This Joinder Agreement may be executed in several counterparts and by each party on a separate counterpart, each of which when so executed and delivered shall be an original, and all of which together shall constitute one instrument. Delivery of an executed signature page to this Joinder Agreement by email or facsimile transmission will be effective as delivery of a manually executed counterpart hereof.

(b)	This Joinder Agreement expresses the entire understanding of the parties hereto with respect to the transactions contemplated hereby. No prior negotiations or discussions shall limit, modify, or otherwise affect the provisions hereof.

(c)	Any determination that any provision of this Joinder Agreement or any application hereof is invalid, illegal or unenforceable in any respect and in any instance shall not affect the validity, legality, or enforceability of such provision in any other instance, or the validity, legality or enforceability of any other provisions of this Joinder Agreement.

(d)	This Joinder Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in the Province of British Columbia, without regard to principles of conflicts of law. Each Party submits to the jurisdiction of the courts located in Vancouver, British Columbia in any action or proceeding arising out of or relating to this Joinder Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the undersigned has caused this Joinder Agreement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above.

Name of Supporting Party:

By:
Name:
Title:

Jurisdiction of residence for legal purposes:

Email:

Address:

Principal amount of Notes:

Number of Shares:

SCHEDULE “B”

DEFINITIONS

In addition, the following terms used in this Agreement shall have the following meanings:

“ABL Credit Facility” has the meaning set forth in Section 2.2(a).

“ABL Maximum Amount” has the meaning set forth in Section 2.2(a).

“Accrued Interest” means, in respect of the Notes, all accrued and unpaid interest on the Notes up to and including the Closing Date, at the regular rates provided therefor pursuant to the Indenture.

“Additional Notes” has the meaning set forth in Section 16.2.

“Additional Securities” has the meaning set forth in Section 16.2.

“Additional Shares” has the meaning set forth in Section 16.2.

“Affiliate” means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the specified Person. For the purposes of this definition, “control” means the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in Section 1.

“Agreement Date” has the meaning set forth in the preamble.

“Arbitration Act” means Arbitration Act, 1991, SO 1991, c. 17, as amended.

“Breaching Party” has the meaning set forth in Section 11.2.

“Business Day” means each day, other than a Saturday or Sunday or a statutory or civic holiday that banks are open for business in Vancouver, British Columbia.

“Business Plan” means KGI’s business plan for CPC as disclosed to the Supporting Parties on May 6, 2016.

“Cashed Out Shareholders” has the meaning set forth in Section 2.1(b).

“CBCA” has the meaning set forth in the preamble.

“CBCA Proceedings” has the meaning set forth in the preamble.

“CCAA” means Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended.

“Claim” means any right or claim of any Person against CPC or any of its subsidiaries or Affiliates, in any capacity, whether or not asserted, in connection with any indebtedness, liability or obligation of any kind whatsoever, and any interest accrued thereon or costs payable in respect thereof, whether at law or in equity, including arising by reason of the commission of a tort (intentional or unintentional), any breach of contract (oral or written), any breach of duty (including any legal, statutory, equitable or fiduciary duty), any right of ownership of or title to property or assets or to a trust, constructive trust or deemed trust (statutory, express, implied, resulting, or otherwise) against any property or assets, any taxes and together with any security enforcement costs or legal costs associated with any such claim, whether or not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present, future, known or unknown, by guarantee, by surety, by warranty, or otherwise, and whether or not such right is executory or anticipatory in nature, including any claim arising from or caused by the termination, disclaimer, assignment or repudiation by CPC or any of its subsidiaries or Affiliates of any contract, lease or other agreement, whether written or oral, any claim made or asserted against CPC or any of its subsidiaries or Affiliates through any Affiliates, subsidiary, associated or related person, or any right or ability of any Person to advance a claim for an accounting, reconciliation, contribution, indemnity, restitution or otherwise with respect to any matter, grievance, action (including any class action or proceeding before an administrative tribunal), cause or chose in action, whether existing at present or commenced in the future.

“Closing Date” means the date on which the Plan is implemented.

“Commissioner” means the Commissioner of Competition appointed pursuant to the Competition Act or his designee.

“Competition Act” means the Competition Act, R.S.C., 1985, c. C-34, as amended.

“Competition Act Approval” means (a) the Commissioner shall have issued an advance ruling certificate with respect to the Transaction under section 102 of the Competition Act; or (b) both of (i) the applicable waiting period under section 123 of the Competition Act shall have expired, been waived or been terminated, or the obligation to provide pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act; and (ii) KGI shall have been advised in writing by the Commissioner that the Commissioner does not at that time intend to make an application under section 92 of the Competition Act in respect of the Transaction, and any terms and conditions attached to such advice shall be acceptable to KGI in its sole discretion, and such advice has not been withdrawn.

“Competing Offer” has the meaning set forth in Section 5.2(j).

“Court” has the meaning set forth in Section 7.1.

“CPC” has the meaning set forth in the preamble.

“CPC Arrangement Agreement” means the arrangement agreement to be entered into between KGI and CPC regarding the Transaction, on terms and conditions acceptable to KGI.

“CPC Arrangement Agreement Outside Date” means July 15, 2016, as such date may be extended by the Supporting Parties in their sole discretion.

“Debt” has the meaning set forth in Section 3.1(a).

“Due Diligence Outside Date” has the meaning set forth in Section 2.3.

“Effective Time” means the time on the Closing Date on which the Plan becomes effective, in accordance with the Final Order.

“Existing CPC Board” has the meaning set forth in the preamble.

“Final Order” means the order of the Court approving the Plan, which shall be in form and substance satisfactory to KGI and the Supporting Parties, each acting reasonably, pursuant to section 192 of the CBCA.

“Governmental Entity” or “Governmental Entities” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

“HoldCo” means a wholly-owned direct or indirect subsidiary of KGI formed or incorporated in British Columbia, Canada, which, among other things, holds certain assets that are complementary to the operations of CPC.

“HSR Approval” means the waiting period applicable to the Transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or been terminated, and no Governmental Entity shall have applied for an injunction or other order under the antitrust laws of the United States or any state thereof with respect to the Transaction.

“Indenture” means the indenture dated as of September 13, 2012, by and among CPC, as issuer, the guarantors party thereto, as guarantors, Wilmington Trust, National Association, as trustee, and Computershare Trust Company of Canada, as collateral trustee, as supplemented by the First Supplemental Indenture, dated as of September 13, 2012, the Second Supplemental Indenture, dated as of September 13, 2012, the Third Supplemental Indenture, dated as of March 20, 2014, and the Fourth Supplemental Indenture, dated as of January 7, 2015, and as further amended and supplemented from time to time.

“Interim Order” means the interim order of the Court issued in the CBCA Proceedings, which, amongst other things, calls and sets the date for a meeting to vote on the Plan.

“Investment Affiliate” means any Person that (a) is organized by a Securityholder or an Affiliate of a Securityholder for the purpose of making equity or debt investments in one or more Persons and/or is managed by, controlled by, or under common control with, a Securityholder or an Affiliate of a Securityholder, (b) is an “accredited investor” within the meaning of subparagraph (a)(1), (3), (7) or (8) of Rule 501 of Regulation D under the Securities Act and (c) is not a disqualified person under the “bad actor” provisions of SEC Release No. 33-9414.

“Investment Canada Act” means the Investment Canada Act, R.S.C., 1985, c. 28 (1st Supp.), as amended.

“Investment Canada Approval” means approval or deemed approval pursuant to the Investment Canada Act by the Minister of Industry and the Minister of Canadian Heritage, as applicable.

“Joinder Agreement” has the meaning set forth in the preamble.

“Junior Last Out Convertible Term Loan” means the new term loan that each Supporting Party’s Shares shall be exchanged for in accordance with the Plan, which new term loan shall have, among others, the terms and conditions set forth on Schedule “D”.

“Key Consent” means any consent listed on Schedule “E”.

“KGI” has the meaning set forth in the preamble.

“KGI Funding Commitment” means the commitment from KGI to fund an aggregate C$60.0 million equity investment, (a) at least C$20.0 million of which shall be invested in CPC on the Closing Date in cash, (b) C$5.0 million of which shall be invested in CPC no later than six (6) months following the Closing Date in cash, (c) at least C$20.0 million of which shall be invested in HoldCo by no later than one (1) calendar year following the Closing Date, which C$20.0 million may be invested either in (i) cash, (ii) assets with an aggregate value of at least C$20.0 million or more or (iii) any combination of cash and assets with aggregate value of not less than C$20.0 million and (d) at least C$15.0 million of which shall be invested in HoldCo by no later than two (2) calendar years following the Closing Date, which C$15.0 million shall be invested in (i) cash, (ii) assets with an aggregate value of at least C$15.0 million or more or (iii) any combination of cash and assets with aggregate value of not less than C$15.0 million; provided that with respect to the assets referred to in the foregoing clauses (c) and (d), (1) such assets shall be domiciled in Canada or the United States of America and (2) a majority of the directors of CPC appointed by the Supporting Parties, if any, at the appropriate time, agree that the value of such assets, or combination of assets and cash, as applicable, is not less than C$20.0 million or C$15.0 million, respectively; provided further that, if the directors of CPC appointed by the Supporting Parties do not agree that the value of such assets, or combination of assets and cash, as applicable, is not less than C$20.0 million or C$15.0 million, respectively, then the determination of such value shall be referred to arbitration under the Arbitration Act and such determination shall be final and not appealable.

“Law” or “Laws” means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision of any Governmental Entity.

“Legal Requirements” means, with respect to any Person, any requirements under applicable Law, of any stock exchange rules or listing agreement, or of any Governmental Entity having jurisdiction over such Person.

“Material Adverse Effect” means any event, change, circumstance or effect (each, an “Effect”) occurring up to and including the Closing Date that is, or is reasonably likely to be or become,

individually or in the aggregate, materially adverse to CPC, except to the extent that any such Effect directly results from: (a) changes in general economic conditions, the securities markets generally or debt or financing markets generally, including changes in interest rates, exchange rates, lack of liquidity or trading volumes; (b) changes that generally affect the industries in which CPC operates; (c) the commencement, occurrence, continuation or intensification of any war (whether or not declared), sabotage, armed hostilities or acts of terrorism; (d) earthquakes, hurricanes, tsunamis or any other natural disasters, any man-made disasters or any acts of God; (e) changes in applicable Law or the interpretation or enforcement thereof; (f) the failure of CPC or any of its Affiliates to meet internal or external financial forecasts; or (g) the loss of CPC’s or any of its Affiliates’ current customers or employees, provided that CPC and its Affiliates have continued to operate their respective businesses on a going concern basis.

“New CPC Board” has the meaning set forth in Section 2.4.

“New Loans” means the New Term Loan and the Junior Last Out Convertible Term Loan.

“New Term Loan” means the new term loan that the Notes, along with any Accrued Interest thereon, shall be exchanged for in accordance with the Plan, which new term loan shall have, among others, the terms and conditions set forth on Schedule “C”.

“Noteholder” has the meaning set forth in the preamble, and “Noteholders” means the holders of Notes collectively.

“Notes” has the meaning set forth in the preamble.

“Outside Date” has the meaning set forth in Section 7.1(f).

“Party” or “Parties” has the meaning set forth in Section 1.

“Person” means any sole proprietorship, limited or unlimited liability corporation, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, body corporate, joint venture, trust, pension fund, union, Governmental Entity and any natural person (including in any such person’s capacity as trustee, heir, beneficiary, executor, administrator or other legal representative).

“Plan” means the plan of arrangement which is to be filed by CPC under the CBCA for purposes of implementing the Transaction, in form and substance satisfactory to KGI and the Supporting Parties, each acting reasonably, and as the same may be amended by the Court or with the consent of KGI and the Supporting Parties, each acting reasonably.

“Record Date” means the record date for Securityholder Claims to be established in the CBCA Proceedings, which date shall be acceptable to KGI and the Supporting Parties, each acting reasonably.

“Release Parties” has the meaning set forth in Section 7.2.

“Relevant Notes” has the meaning given to the term in Section 3.1(a).

“Relevant Securities” has the meaning given to the term in Section 3.1(b).

“Representative” means in respect of a particular Party, that Party’s directors, trustees, executives, officers, limited partners, general partners, equityholders, auditors, employees, financial advisors, legal advisors and other agents.

“Securities” means the Notes and the Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securityholder Approval” means the approval by the Securityholders of the Plan in accordance with the Plan.

“Securityholder Claim” means any Claim of any Person (including, without limitation, any current or former Securityholder or trustee, agent or intermediary) in respect of or in relation to the Securities, including, without limitation, all principal, Accrued Interest and any other amounts payable pursuant to the Securities, the Indenture and any agreement or instrument pursuant or ancillary thereto (including any security or pledge in respect thereof), and any claims or rights of any Person against any subsidiary under, pursuant to or in respect of any guarantee, indemnity or similar agreement in respect of the Securities and any security in respect thereof.

“Securityholders” means, collectively, the holders of the Securities, and “Securityholder” means any individual holder of any of the Securities.

“Senior Secured Term Loan” has the meaning set forth in Section 2.2(b).

“Shareholder” has the meaning set forth in the preamble, and “Shareholders” means the holders of Shares collectively.

“Shares” has the meaning set forth in the preamble.

“Supporting Party” or “Supporting Parties” has the meaning set forth in the preamble and, for greater certainty, includes the beneficial holders of Notes and, if applicable, Shares, that are, in each case, signatories hereto, the signatories to support agreements in the form hereof and each signatory to a Joinder Agreement and who own or control as of the Agreement Date not less than 85% of the Notes and not less than 79% of the Shares.

“Supporting Parties’ Rights” has the meaning set forth in Section 9.3(f).

“Take-Up Fee” has the meaning set forth in Section 2.1(f).

“Termination Date” means the date on which this Agreement is terminated in accordance with the provisions hereof.

“Transaction” means the transaction described in the preamble.

“Transaction Documents” means this Agreement, the CPC Arrangement Agreement, the Plan, and any other agreement or instrument contemplated herein or therein or hereby or thereby.

“Transfer” has the meaning set forth in Section 5.3.

SCHEDULE “C”

NEW TERM LOAN

The New Term Loan shall contain the terms, conditions and indemnities customary for agreements of its nature, including, without limitation:

(a)	Facility: US$260.5 million term loan including the amount of Accrued Interest.

(b)	Term: Five years from the Closing Date.

(c)	Currency: US dollars.

(d)	Borrower: CPC

(e)	Rate: 6% cash pay plus 6% paid-in-kind during year one, paid quarterly in arrears; thereafter, at the election of the borrower, either 11% cash pay, or 6% cash pay plus 6% paid-in-kind, in each case, paid quarterly in arrears.

(f)	Amortization: No amortization obligation in year one; thereafter, annual cash flow sweep pursuant to which 75% of excess cash will be applied to repay indebtedness at par, subject to the terms and conditions of the ABL Credit Facility.

(g)	Security: Charge over the working and non-working capital assets of CPC, subject to the liens securing each of the ABL Credit Facility and the Senior Secured Term Loan.

(h)	Guarantors: All existing guarantors of the Notes, plus (i) a secured guaranty in the maximum amount of C$35.0 million from HoldCo (such guaranty to be secured by all of the assets of HoldCo and structured in a manner that would permit HoldCo to incur ordinary course project financing and equipment financing obligations in furtherance of the growth of CPC’s business in accordance with the Business Plan (the foregoing indebtedness permitted to be incurred by HoldCo, “Permitted Holdco Secured Indebtedness”)) and (ii) a senior unsecured guaranty from HoldCo (it being understood that HoldCo shall be subject to certain covenants (including on HoldCo’s ability to incur other senior pari passu unsecured obligations) to be agreed upon, including, without limitation, (x) prohibiting HoldCo from incurring any secured indebtedness other than the Permitted Holdco Secured Indebtedness and (y) requiring that any indebtedness as between CPC and its Affiliates be subordinated to the HoldCo guaranty in a manner acceptable to the New Term Loan lenders).

(i)	Covenants: (i) Minimum liquidity and (ii) maximum total leverage, in each case to be mutually agreed by the parties thereto acting reasonably; it being understood that, the definitions of each covenant will take into account foreign exchange adjustments and be subject to the diligence, negotiation and agreement of the Parties. Other restrictive covenants reasonable and customary for a financing of this type shall apply, including those summarized below.

(j)	Debt baskets: US$100.0 million of paid in-kind debt junior in right of payment to the New Term Loan and the Junior Last Out Convertible Term Loan (as defined below) from third parties or KGI or any of its Affiliates (any such debt advanced by KGI or any of its Affiliates to carry terms at least as favorable to CPC as would be obtainable in a comparable arm’s length transaction), it being understood that any such debt shall carry a maturity date at least 91 days later than that of the New Term Loan and the Junior Last Out Convertible Term Loan. In accordance with a definitive provision to be agreed upon by the parties, permitted operating leases or financing transactions with respect to property (real or personal), equipment (capital or otherwise) or other capital assets with KGI or any of its Affiliates to be excluded from the debt baskets above so long as (i) the applicable terms of each such transaction are at least as favorable to CPC as would be obtainable in an arm’s length transaction and (ii) each such transaction is approved by the independent director(s).

(k)	Capital expenditures: Maintenance capital expenditures to be mutually determined and with no limit on safety capital expenditures; provided that all capital expenditures in excess of C$1.0 million individually or in the aggregate in any fiscal year shall be subject to the New CPC Board’s approval (including the approval of the director(s) selected by the lenders).

(l)	Asset sales: 100% of cash proceeds of asset sales to be used towards repayment of the New Term Loan, subject to: (i) the terms and conditions of the ABL Credit Facility, and (ii) an exception for asset sales with respect to immaterial or obsolete assets, which sales are effected in the ordinary course and in a manner consistent with past practice in exchange for proceeds of less than C$1.0 million, in the aggregate, during the term of the New Term Loan (taking into account, and aggregating such proceeds with, the proceeds derived from any related or similar asset sales). The net proceeds of such excepted asset sales to be reinvested in the business pursuant to a customary reinvestment provision as agreed by the Parties.

(m)	Restricted payments: $US0.0 (except to support market interest service obligations in connection with HoldCo project finance and equipment finance indebtedness permitted to be incurred pursuant to paragraph (h) above, so long as (i) all of the proceeds of such indebtedness so incurred are used to fund the purchase or acquisition of assets utilized solely for the benefit of CPC and its operations and (ii) the net effect of the use of such assets is an increase in the EBITDA of CPC on a pro forma basis of an amount equal to at least the amount being upstreamed to HoldCo; provided that to the extent such increase to EBITDA is not realized within three quarters of the payment of the related interest service obligations, KGI shall immediately refund to CPC the amount of interest upstreamed that exceeds the actual increase to EBITDA, if any). For the avoidance of doubt, no dividends, salary or expenses on behalf of KGI, its principals or its affiliates shall be permitted.

(n)	Affiliate transactions: Any affiliate transactions must be on an arm’s length terms and will be subject to other customary limitations.

(o)	Certain operating covenants: From the Closing Date through the one-year anniversary thereof, (i) CPC shall conduct its operations in a manner consistent with the Business Plan as determined in good faith by the New CPC Board in consultation with the Supporting Parties and (ii) CPC shall retain at least 50% of the operating advisors and consultants disclosed by KGI to the Supporting Parties prior to the CPC Arrangement Agreement Outside Date.

(p)	Pay down: New Term Loan to be structured to allow for pay-down of such debt at par, in minimum increments of not less than US$1.0 million.

(q)	Events of default: Customary events of default for transactions of this type, including, without limitation, the failure of KGI to satisfy the KGI Funding Commitment, subject to a 5-day grace period, following which the New Term Loan lenders shall be entitled to exercise their standard remedies provided for in the credit documentation in connection with all events of default and, solely in the event of a failure of KGI to satisfy the KGI Funding Commitment, KGI’s direct and indirect equity interests in CPC shall be automatically forfeited to the New Term Loan lenders.

(r)	Governing law: New York.

(s)	Affiliate voting: KGI and its affiliates (including, without limitation, CPC) shall be prohibited from voting any interests in the New Term Loan that they may hold.

(t)	Reporting covenant: Commercially reasonable and customary reporting covenant for a financing of this type, which shall require CPC to deliver, without limitation, annual audited financial statements, quarterly unaudited financial statements, annual projections, quarterly management discussion and analysis.

(u)	Inspection rights and access to management: Commercially reasonable and customary inspection and access rights, including, without limitation, unrestricted access to the assets, books, records, premises and senior management of CPC at the sole expense of CPC, subject to reasonable notice and during normal business hours other than during an event of default.

(v)	Lender meetings: Senior executives of CPC and each of the guarantors shall participate in a quarterly meeting consistent with prior practice with lenders or prospective lenders via teleconference or, at the request of the lenders, if commercially reasonable to do so, in person, to discuss, among other things, financial results and the financial condition of CPC and its subsidiaries along with any material developments relating their business.

(w)	Private & transferable: The New Term Loan will: (i) be private, (ii) carry prescribed information rights, and (iii) be transferable to “Eligible Transferees” (the definition of which term shall be agreed upon by the Parties), provided that transfers to competitors of CPC will be restricted other than during the existence of an event of default.

(x)	Administrative agent: The credit documentation governing the New Term Loan shall provide for the appointment of an administrative agent, subject to the consent of KGI, which consent will not be unreasonably withheld, conditioned or delayed.

SCHEDULE “D”

JUNIOR LAST OUT CONVERTIBLE TERM LOAN

The Junior Last Out Convertible Term Loan shall contain the terms, conditions and indemnities customary for agreements of its nature, including:

(a)	Facility: Approximately US$75.0 million term loan convertible into common shares of CPC pursuant to the terms set forth below; provided that the principal amount as of the Closing Date shall be fixed based upon the exchange calculated using the noon spot rate of exchange quoted by the Bank of Canada on the second Business Day prior to the Closing Date

(b)	Term: 5.5 years from the Closing Date.

(c)	Currency: US dollars.

(d)	Rate: 10% paid-in-kind, paid quarterly in arrears; provided, that, upon the repayment of the New Term Loan, interest on the Junior Last Out Convertible Term Loan shall be 10% cash pay, paid quarterly in arrears.

(e)	Amortization: Make-whole for life, provided that such make-whole shall expire with respect to the interests in the Junior Last Out Convertible Term Loan that are converted.

(f)	Conversion feature (key terms): (i) the principal amount of Junior Last Out Convertible Term Loans outstanding immediately upon consummation of the Transaction on the Closing Date shall be convertible into 5% of the common shares of CPC (the “Converted Shares”) (pro forma for the amounts to be funded under the KGI Funding Commitment and subject to dilution from any customary management equity incentive plan and customary anti-dilution protections), with the as-converted percentage of the Converted Shares increasing proportionately as the principal amount of the Junior Last Out Convertible Term Loan accretes as a result of paid in-kind interest being paid thereon, (ii) interests in the Junior Last Out Convertible Term Loan shall be convertible, in whole or in part, at any time into Converted Shares solely at the election of each Junior Last Out Convertible Term Loan lender, which election shall be made in such lender’s sole discretion, (iii) following conversion, holders of the Converted Shares shall be entitled to customary minority shareholder rights, including, without limitation, tag-along, pre-emptive and informational rights (which rights shall in no event be eliminated, superseded, rescinded, diminished, impaired, lessened, reduced or otherwise affected in any way without the consent of each holder thereof) and (iv) put/call rights, exercisable with respect to Converted Shares by the holders of Converted Shares and CPC, respectively, at any time after the New Term Loan has been repaid or refinanced in full, in each case, at a price determined by reference to the equity value of CPC, which shall be calculated by multiplying CPC TTM EBITDA at the time of the exercise of the applicable put/call rights by 4.0 less CPC net debt.

(g)	Security: Charge over the working and non-working capital assets of CPC subject to the liens securing each of the ABL Credit Facility, the Senior Secured Term Loan and the New Term Loan.

(h)	Guarantors: All existing guarantors of the Notes, plus (i) a secured guaranty in the maximum amount of C$35.0 million from HoldCo (such guaranty to be secured by all of the assets of HoldCo and structured in a manner that would permit HoldCo to incur Permitted Holdco Secured Indebtedness) and (ii) a senior unsecured guaranty from HoldCo (it being understood that HoldCo shall be subject to certain covenants (including on HoldCo’s ability to incur other senior pari passu unsecured obligations) to be agreed upon, including, without limitation, (x) prohibiting HoldCo from incurring any secured indebtedness other than the Permitted Holdco Secured Indebtedness and (y) requiring that any indebtedness as between CPC and its Affiliates be subordinated to the HoldCo guaranty in a manner acceptable to the Junior Last Out Convertible Term Loan lenders).

(i)	Covenants: (i) Minimum liquidity and (ii) maximum total leverage, in each case to be mutually agreed by the parties thereto acting reasonably; it being understood that, the definitions of each covenant will take into account foreign exchange adjustments and be subject to the diligence, negotiation and agreement of the Parties. Other restrictive covenants reasonable and customary for a financing of this type shall apply, including those summarized below.

(j)	Debt baskets: US$100.0 million of debt junior to the Junior Last Out Convertible Term Loan, from third parties or KGI or any of its affiliates (any such debt advanced by KGI or any of its Affiliates to carry terms at least as favorable to CPC as would be obtainable in a comparable arm’s length transaction). In accordance with a definitive provision to be agreed upon by the Parties, permitted operating lease or financing transactions with respect to property (real or personal), equipment (capital or otherwise) or other capital assets with KGI or any of its Affiliates to be excluded from the debt baskets above so long as (i) the applicable terms of each such transaction are at least as favorable to CPC as would be obtainable in a comparable arm’s length transaction and (ii) each such transaction is approved by the independent director(s).

(k)	Capital expenditures: Maintenance capital expenditures to be mutually determined and with no limit on safety capital expenditures; provided that all capital expenditures in excess of C$1.0 million individually or in the aggregate in any fiscal year shall be subject to the New CPC Board’s approval.

(l)	Asset sales: 100% of cash proceeds of asset sales to be used towards repayment of Junior Last Out Convertible Term Loan, subject to: (i) the terms and conditions of the ABL Credit Facility and the New Term Loan, and (ii) an exception for asset sales with respect to immaterial or obsolete assets, which sales are effected in the ordinary course and in a manner consistent with past practice in exchange for proceeds of less than C$1.0 million, in the aggregate, during the term of the New Term Loan (taking into account, and aggregating such proceeds with, the proceeds derived from any related or similar asset sales). The net proceeds of such excepted asset sales to be reinvested in the business pursuant to a customary reinvestment provision as agreed by the Parties.

(m)	Restricted payments: $0.0 (except to support market interest service obligations in connection with HoldCo project finance and equipment finance indebtedness permitted to be incurred pursuant to Section 8(h) above, so long as (i) all of the proceeds of such indebtedness so incurred are used to fund the purchase or acquisition of assets utilized solely for the benefit of CPC and its operations and (ii) the net effect of the use of such assets is an increase in the EBITDA of CPC on a pro forma basis of an amount equal to at least the amount being upstreamed to HoldCo; provided that to the extent such increase to EBITDA is not realized within three quarters of the payment of the related interest service obligations to KGI, KGI shall immediately refund to CPC the amount of interest service obligations upstreamed that exceeds the actual increase to EBITDA, if any). For the avoidance of doubt, no dividends, salary or expenses on behalf of KGI, its principals or its affiliates shall be permitted.

(n)	Affiliate transactions: Any affiliate transactions must be on an arm’s length terms and will be subject to other customary limitations.

(o)	Certain operating covenants: From closing through the date that is one-year following closing, (i) CPC shall conduct its operations in a manner consistent with the Business Plan as determined in good faith by the New CPC Board in consultation with the Supporting Parties and (ii) CPC shall retain at least 50% of the operating advisors and consultants disclosed by KGI to the Supporting Parties prior to the CPC Arrangement Agreement Outside Date.

(p)	Pay down: Junior Last Out Convertible Term Loan to be structured to allow for pay down of such debt at par, in minimum increments of not less than US$1.0 million.

(q)	Events of default: Customary events of default for transactions of this type, including the failure of KGI to satisfy the KGI Funding Commitment, subject to a 5-day grace period, following which (i) the Junior Last Out Convertible Term Loan lenders shall be entitled to exercise their standard remedies provided for in the credit documentation in connection with all events of default and (ii) solely in the event of a failure of KGI to satisfy the KGI Funding Commitment, and provided that the New Term Loan is no longer outstanding at such time, KGI’s direct and indirect equity interests in CPC shall be automatically forfeited to the Junior Last Out Convertible Term Loan lenders.

(r)	Governing law: New York.

(s)	Affiliate voting: KGI and its affiliates (including, without limitation, CPC) shall be prohibited from voting any interests in the Junior Last Out Convertible Term Loan that they may hold.

(t)	Reporting covenant: Commercially reasonable and customary reporting covenant for a financing of this type, which shall require CPC to deliver, without limitation, annual audited financial statements, quarterly unaudited financial statements, annual projections, quarterly management discussion and analysis (others to be mutually agreed).

(u)	Inspection rights and access to management: Commercially reasonable and customary inspection and access rights, including, without limitation, unrestricted access to the assets, books, records, premises and senior management of CPC at the sole expense of CPC, subject to reasonable notice and during normal business hours other than during an event of default.

(v)	Lender meetings: Senior executives of CPC and each of the guarantors shall participate in a quarterly meeting consistent with prior practice with lenders or prospective lenders via teleconference or, at the request of the lenders, if commercially reasonable to do so, in person, to discuss, among other things, financial results and the financial condition of CPC and its subsidiaries along with any material developments relating their business.

(w)	Private & transferable: Junior Last Out Convertible Term Loan will be: (i) private, (ii) carry prescribed information rights, and (iii) transferable to “Eligible Transferees” (the definition of which term shall be agreed upon by the parties), and provided that transfers to competitors of CPC will be restricted other than during the existence of an event of default.

(x)	Administrative agent: The credit documentation governing the Junior Last Out Convertible Term Loan shall provide for the appointment of an administrative agent, subject to the consent of KGI, which consent will not be unreasonably withheld, conditioned or delayed.

SCHEDULE “E”

KEY CONSENTS

The following are Governmental Entities and other third parties who may be required to be notified or whose approvals may be necessary depending on the structure of the transaction:

1.	Competition Act Approval;

2.	Investment Canada Approval;

3.	HSR Approval;

4.	Securityholder Approval; and

5.	Final Order.